EXHIBIT 2.1

Memorandum of Understanding

THIS Memorandum of Understanding (the “MOU”) is entered into as of July 10, 2007, between Robert Fowler, Chairman & majority shareholder of Fowler Oil & Gas Corp. located at 705 S. Bailey Street Suite 204 Palmer Alaska 99645 hereby referred to as “FOG”, and Native American Energy Group, Inc., a Nevada corporation located at 108-18 Queens Blvd. Suite 807 Forest Hills, New York 11375 hereby referred to as “NAEG”.

REPRESENTATION

1.	NAEG is a publicly traded corporation (ticker symbol “NVMG”) organized and existing under the laws of the State of Nevada.

2.
Robert Fowler is the Sole Director & Majority Shareholder of Fowler Oil & Gas Corporation which is a publicly traded corporation (ticker symbol “FWOG”) organized and existing under the laws of the State of Delaware.

RECITALS

WHEREAS, The authorized capital stock of NAEG consists of Two Billion (2,000,000,000) shares of common stock, par value $0.001, of which approximately One Billion Three Hundred Million shares are duly issued and outstanding on the date hereof,

WHEREAS, The authorized capital stock of FOG consists of One Hundred Million (100,000,000) shares of common stock, par value $0.001, of which approximately Seventy Million shares are duly issued and outstanding on the date hereof,

WHEREAS, NAEG is an energy resource development & management company specializing in the development of mineral resources on both Native American & Non-Native American land in the United States,

WHEREAS, FOG is an oil & gas development company based in Palmer, Alaska and has acquired oil & gas leases in the Matanuska Susitna Valley in the State of Alaska,

WHEREAS, the NAEG and its partners have funded the research, development & primary operations of FOG since February 2005;

WHEREAS, FOG understands that it is beneficial for FOG to be acquired by NAEG and become a subsidiary of NAEG in order to share the benefits of NAEG’s capital resources, financial relationships, industry expertise, collective knowledge of its staff and the direct financial benefits of all of NAEG’s energy and mineral development projects nationwide,

WHEREAS, NAEG understands that the acquisition of FOG will require NAEG to assume the controlling interest of the company and therefore NAEG will be responsible for its financial obligations and needs,

WHEREAS, NAEG has proposed to acquire 57,600,000 shares of FOG which represents an eighty three percent (83%) controlling interest in the company, on a 2:1 share exchange ratio equaling 115,200,000 shares of NAEG,

WHEREAS, the Board of Directors of FOG have accepted the proposed and is willing to convey control of the company according to the agreed upon terms outlined below,

NOW THEREFORE, In consideration of the foregoing representations, recitals, mutual covenants and conditions set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article 1.            Understanding

This MOU is intended to express the interest of NAEG (“Buyer”) in acquiring certain stock assets of Fowler Oil and Gas (“Seller”) together with certain other mutual agreements and understandings relating thereto.  Subject to the Seller’s acknowledgment and acceptance of the proposal set forth hereinafter, the Buyer would propose to acquire those certain assets of Seller in accordance with the following conditions:

Article 2.            Exchange of Shares

1.	FOG agrees to convey the 83% controlling interest in the company totaling 57,600,000 shares to NAEG or its designated parties as soon as the appropriate agreements have been executed by both parties.

2.	The share certificates representing the above shares along with the necessary stock powers will be delivered to the offices of NAEG.

3.
Once NAEG is in receipt of all share certificates and stock powers, the company transfer agent Manhattan Transfer Registrar will be instructed to issue NAEG shares to the designated parties as per Robert Fowler’s request.

Article 3.            Surviving Entity

1.	NAEG agrees to maintain the Fowler Oil & Gas Corporation as a subsidiary of the NAEG.

Article 4.            Project Financing

1.	NAEG agrees to continue funding the FOG project and will assume the financial operations & capital needs of the company.

2.
As the majority shareholder, NAEG will have the sole authority to facilitate and negotiate financial relationships with any financial entities such as private investment groups, banks, hedge funds et al. on behalf of FOG.

Article 5.            Definitive Agreements

1.
Pursuant to this memorandum, the parties shall enter into one or more definitive agreements (the “Definitive Agreements”) prepared by NAEG’s counsel which reflect the provisions contained herein and include terms and provisions that are customary in transactions of this type.  The Definitive Agreements will contain, among such other provisions, appropriate representations and warranties and other matters mutually agreeable to the parties.

Article 6.            Confidentiality

1.
Unless agreed by the parties in writing, the detail of the stock purchase contemplated by this memorandum and any information or documents exchanged between the parties pursuant to this letter shall be and remain confidential and shall not be disclosed to any third party, other than attorneys, financial advisors, agents and other Advisors employed by a party with respect to the acquisition.  The parties hereto and their affiliates shall not make any public announcements regarding this letter or the acquisition (except that necessary to comply with any governmental or stock exchange requirements) unless both parties have agreed in writing to such announcements.

Article 7.            Notices

1.	All notices, requests, consents and other communications required or permitted to be given under this Agreement will be in writing (including facsimile or telecopy) and shall be sent by certified mail, postage prepaid, return receipt requested, or shall be hand delivered or delivered by a recognized national overnight courier service, or shall be sent by electronic communication (whether by facsimile or telecopy), address as follows:

	If to Robert Fowler: Fowler Oil & Gas Corporation 705 S. Bailey Street Suite 204 Palmer Alaska 99645 Attention: Robert Fowler	If to NAEG: Native American Energy Group 108-18 Queens Blvd Suite 807 Forest Hills NY 11375 Attention: Raj S. Nanvaan

Article 8.            Primacy; Effectiveness; Jurisdiction

1.
This MOU, or any provision thereof, shall not be altered, changed or amended except by a written document signed by each of Buyer and Seller and shall  supersede any and all prior agreements and understandings between Seller and NAEG.

2.	This Memorandum of Understanding shall be governed by and construed in accordance with the laws of New York.

3.
The essence of this Memorandum of Understanding is the spirit of mutual trust, confidence, and fair dealing required between the parties who expect to respect the rights of the other, always to do what is fair and equitable.

4.
Upon execution of this letter by both Buyer and Seller, the preceding paragraphs shall constitute legally binding and enforceable agreements, promises, or commitments of Buyer and Seller with respect to the matters described therein.

IN WITNESS WHEREOF, the parties have executed this Memorandum of Understanding on the date and year first written above.

/s/Joseph D'Arrigo	/s/ Robert Fowler
Joseph D’Arrigo – President & CEO	Robert Fowler – Majority Shareholder
Native American Energy Group, Inc.	& Sole Director of Fowler Oil & Gas Corp.

Corporate Seal -----------à
/s/ Raj S. Nanvaan
Raj S. Nanvaan – CFO, Sect. & Treas. Native American Energy Group, Inc.

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